August  5, 2005

Via Facsimile and EDGAR Filing

Jason Wynn

Division of Corporation Finance

Mail Stop 0405

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0405

Re:                             Registration Statement No. 333-122751
Registration Statement on Form S-1 of Reddy Ice Holdings, Inc.

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, Bear, Stearns & Co., Inc., as the representative of the several underwriters (the “Representative”) of the offering pursuant to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), hereby joins in the request of Reddy Ice Holdings, Inc. that the effective time of the Registration Statement be accelerated so that the Registration Statement becomes effective by 12:00 p.m., Eastern Standard Time, on August 9, 2005 or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, the following information is provided with respect to the distribution to date of the preliminary prospectus included in the Registration Statement filed with the Commission on July 26, 2005:

To Whom Distributed	Number of Copies
Institutions/Individuals/Other	13,854

With respect to Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, we wish to advise the Commission that the Representative and the underwriters have distributed or will distribute copies of the preliminary prospectus at least 48 hours prior to the date confirmations of sale are expected to be mailed.

The Commission is advised that the amount of compensation to be allowed or paid to the underwriters in connection with the offering and to be disclosed in the Registration Statement, as amended, will not exceed the amount that is cleared with the NASD.  Furthermore, the “No Objections” letter from the NASD with respect to the offering pursuant to the Registration Statement has been obtained.  We have been advised by the NASD that they have informed the Commission of our clearance.

Sincerely,

BEAR, STEARNS & CO., INC.

By:	/s/ Stephen Parish
Stephen Parish
Senior Managing Director